UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 2)*

Tomi Environmental Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

890023 10 4
(CUSIP Number)

Boh Soon Lim
Arise Asset Management Pte. Ltd.
8 Wilkie Road #03-01
Wilkie Edge
Singapore (228095)
Tel: (65) 9671 5910
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 890023 10 4	13D/A	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
Arise Asset Management Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON
OO-Limited Exempt Private Company in Singapore

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed on July 7, 2015, as amended by Amendment No. 1 to the Original Schedule 13D filed on July 20, 2015(as so amended, the “Schedule 13D”) by Arise Asset Management Pte. Ltd. (the “Reporting Person”) relating to the common stock, $0.001 par value (the “Common Stock”) of Tomi Environmental Solutions, Inc. (the “Issuer”).  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 2, the Schedule 13D is not modified or revised in anyway.

Item 4.   Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following information:

On July 1, 2017, the Reporting Person entered into a Deed of Settlement (the “Agreement”), pursuant to which the Reporting Person agreed to sell or transfer an aggregate of 17,361,111 shares of Common Stock of the Issuer (the “Shares”) to Environmental Solutions Holding Pte. Ltd., a wholly-owned company of Ms. Lau Sok Huy (the “Lender”), as payment in full of $8,000,000 of outstanding balance under a Loan Agreement, dated as of January 30, 2016, as amended, between the Reporting Person and the Lender (the “Loan Agreement”).  Pursuant to the Loan Agreement, the Lender provided the initial funds to the Reporting Person to acquire the Shares, and the Reporting Person agreed that Shares will be transferred to the Lender or her designee in the event the outstanding balance under the Loan Agreement becomes due and payable.   The Shares were transferred to the Reporting Person on or about August 1, 2017.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing it in its entirety with the following information:

(a)
The number of shares of Common Stock of the Issuer owned by the Reporting Person is “zero”.  As the majority stockholder and a director of the Reporting Person, Mr. Boh Soon Lim may be deemed to beneficially own the Shares held by the Reporting Person, and Mr. Lim disclaims beneficial ownership of such shares.

(b)	The Reporting Person has sole power to vote and dispose of “zero” share of Common Stock.

(c)	Not applicable, except as otherwise disclosed herein.

(d)	None.

(e)           On August 1, 2017, the Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer as a result of the transactions described herein.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D/A with respect to such person is true, complete and correct.

Dated: August 1, 2017

Arise Asset Management Pte. Ltd.

/s/ Boh Soon Lim
By: Boh Soon Lim
Title:  Director